February 22, 2010 VIA EDGAR AND FACSIMILE

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop: 4720

Washington, D.C. 20549

Attention:	Sebastian Gomez Abero Jeffrey P. Riedler

Re:	AVEO Pharmaceuticals, Inc. Registration Statement on Form S-l (File No. 333-163778) Filed December 16, 2009

Ladies and Gentlemen:

On behalf of our client, AVEO Pharmaceuticals, Inc. (“AVEO”), we are electronically transmitting for filing under the Securities Act of 1933, as amended (the “Act”), one copy of AVEO’s Amendment No. 3 to its Registration Statement on Form S-1 (File No. 333-163778) (as amended, the “Registration Statement”), and are providing to you a hard copy of such Amendment No. 3 marked to show changes from Amendment No. 2 to the Registration Statement, which was filed with the United States Securities and Exchange Commission (the “Commission”) on February 8, 2010.

Amendment No. 3 is being filed in response to your letter dated February 17, 2010, setting forth the comments of the Commission’s Staff (the “Staff”) regarding Amendment No. 2 to the Registration Statement (the “Comment Letter”). This letter contains AVEO’s responses to the Staff’s comments. The text of the Staff’s comments has been included in this letter in italics for your convenience, and we have numbered the paragraphs below to correspond to the numbering of the Comment Letter. Page references in the text of this letter correspond to the page numbers of Amendment No. 3.

We also note that on February 18, 2010 in response to a conversation between Cynthia T. Mazareas of this firm and Mr. Gomez Abero, we filed a supplemental letter with the Staff specifically in response to Comment No. 3 below (the “Supplemental Letter”).

General

1. We note your intent, as indicated in your letter dated February 10, 2010, to reflect the estimated price range and reverse stock split in an amendment to your Form S-1.

Response: AVEO has revised the Registration Statement to reflect the estimated price range and reverse stock split.

Sebastian Gomez Abero

Jeffrey P. Riedler

February 22, 2010

Critical Accounting Policies and Significant Judgments and Estimates, page 53

Stock-Based Compensation, page 55

2. We note your intent to reflect the proposed disclosure included in Appendix A to your letter dated February 10, 2010 in your next amendment to your Form S-1.

Response: AVEO has revised the disclosure on pages 59 and 60 of the Registration Statement to reflect the disclosure included in Appendix A to AVEO’s letter dated February 10, 2010.

Executive and Director Compensation, page 122

Compensation Discussion and Analysis, page 122

Annual Cash Incentive Program, page 125

3. We note your revised disclosure describing the achievement score for each 2009 corporate goal. We also note your description indicating that named executive officers achieved 100% of their individual goals (other than Mr. Ezickson). Please expand your disclosure with respect to each corporate and individual goal to explain what factors or achievements led your compensation committee to conclude that those corporate and individual goals had been achieved at the level described in your prospectus.

Response: AVEO has revised the disclosure on page 127 of the Registration Statement in response to the Staff’s comment. Specifically, AVEO has revised page 127 to include the disclosure set forth as Appendix A to the Supplemental Letter.

Please contact the undersigned at (212) 295-6307 or Cynthia T. Mazareas at (617) 526-6393 if you have any comments or questions regarding this letter.

Very truly yours,

/s/ Steven D. Singer

Steven D. Singer, Esq.

cc:	Tuan Ha-Ngoc
Joseph D. Vittiglio, Esq.
Cynthia T. Mazareas, Esq.
Patrick O’Brien, Esq.